SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RAMCO-GERSHENSON PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

751452202

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, Inland Real Estate Corporation, The Inland Group, Inc., Inland Western Retail Real Estate Trust, Inc., Eagle Financial Corporation, The Inland Real Estate Transactions Group, Inc., Daniel L. Goodwin, Robert D. Parks and Robert H. Baum with the Securities and Exchange Commission (the “SEC”) on April 7, 2008 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on June 24, 2008, Amendment No. 2 filed with the SEC on July 18, 2008, Amendment No. 3 filed with the SEC on October 10, 2008 and Amendment No. 4, the “Schedule 13D”), in connection with the transmittal of a letter to the Company regarding Inland American’s support for the Company’s consideration of a business combination or other strategic transaction.  Capitalized terms used in this Amendment No. 4 without being defined herein have the respective meanings given to them in the Initial Statement, or a prior amendment, as applicable.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented by the addition of the following information:

On June 9, 2009, Ms. Brenda G. Gujral, Director and President of Inland American, sent a letter to Mr. Dennis E. Gershenson, Chairman, President and Chief Executive Officer of the Company, regarding Inland American’s investment in the Company’s Shares.  The complete text of this letter is reproduced in this Item 4 below:

As you know, Inland American Real Estate Trust, Inc. has made a significant investment in the common shares of beneficial interest of Ramco-Gershenson Properties Trust (“RPT”).  As a significant investor in RPT, we are naturally focused on steps that might be taken to improve RPT’s financial condition and maximize shareholder value.  We believe that these goals require RPT to actively seek and give serious consideration to all indications of interest from third parties regarding potential strategic alternatives.  To this end, we welcome the appointment of Equity One, Inc.’s two nominees to the board of trustees.  We believe that a business combination or other strategic transaction with a qualified partner is in the best interest of RPT shareholders and, therefore, consider it vital that you and the newly expanded board of trustees promptly and diligently conduct a meaningful, good faith search for possible partners.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit

7.8	Joint Filing Agreement

CUSIP No. 751452202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2009	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: June 9, 2009	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: June 9, 2009	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: June 9, 2009	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 9, 2009	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 9, 2009	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 9, 2009	MINTO BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President

CUSIP No. 751452202

Dated: June 9, 2009	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin